UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunPower Corporation

File No. 1-34166 - CF#27577

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SunPower Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2011.

Based on representations by SunPower Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 1, 2012
Exhibit 10.2	through December 31, 2016
Exhibit 10.3	through December 31, 2016
Exhibit 10.4	through August 8, 2014
Exhibit 10.6	through July 27, 2015
Exhibit 10.9	through December 31, 2016
Exhibit 10.11	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel